04004602

AM 3/8/2004 **

3/10/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14609
~~8-13-03870~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jefferson Pilot Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord	New Hampshire	03301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Weston **(603) 226-5457**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jefferson Pilot Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer, Principal Financial Officer
Title

Notary Public
ELIZABETH S. NAVARRO, Notary Public
My Commission Expires June 6, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Jefferson Pilot Securities Corporation and Subsidiaries
Year ended December 31, 2003

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Jefferson Pilot Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Securities Corporation and Subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Securities Corporation and Subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 20, 2004

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 8,882,235
Cash segregated under federal and other regulations	476,877
Available-for-sale security, at fair value	1,663,590
Receivable from agents, brokers or dealers	5,111,473
Due from affiliates	470,226
Goodwill (net of accumulated amortization of $365,162)	7,759,339
Other assets	200,367
Total assets	$24,564,107
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 4,207,376
Income taxes payable to Parent	320,296
Other liabilities	475,694
Total liabilities	5,003,366
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	4,368,220
Retained earnings	15,034,969
Accumulated other comprehensive income (net of tax)	107,552
Total stockholder's equity	19,560,741
Total liabilities and stockholder's equity	$24,564,107

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Income

Year ended December 31, 2003

Revenues	
Concession	$ 88,898,035
Concession from affiliates	27,084,309
Fees	6,662,529
Interest	185,313
	122,830,186
Expenses	
Selling	107,029,366
General and administrative	8,275,080
Taxes, licenses and fees	1,052,043
	116,356,489
Income from operations	6,473,697
Realized gain on investment in limited partnerships	13,760
Income before federal income taxes	6,487,457
Federal income tax expense	2,289,455
Net income	$ 4,198,002

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance at December 31, 2002	$50,000	$4,368,220	$18,836,967	$143,510	$23,398,697
Net income			4,198,002		4,198,002
Dividend paid			(8,000,000)		(8,000,000)
Change in unrealized gain on available-for-sale security, net of taxes of $19,362				(35,958)	(35,958)
Total comprehensive income			(3,801,998)	(35,958)	(3,837,956)
Balance at December 31, 2003	$50,000	$4,368,220	$15,034,969	$107,552	$19,560,741

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net income	$ 4,198,002
Adjustments to reconcile net income to net cash used in operating activities:	
Change in deferred tax liability	49,924
Change in income taxes payable to Parent	2,754,563
Decrease in cash segregated under federal and other regulations	739,267
Increase in receivables from agents and brokers or dealers	(492,185)
Increase in other assets	(28,365)
Increase in commissions payable	580,637
Change in due from affiliates	(562,130)
Increase in other liabilities	349,718
Net cash provided by operating activities	7,589,431
Financing activity	
Dividends paid to Parent	(8,000,000)
Decrease in cash and cash equivalents	(410,569)
Cash and cash equivalents at beginning of year	9,292,804
Cash and cash equivalents at end of year	$ 8,882,235
Supplemental disclosure of cash flow information	
Federal income tax refunds (received from Parent)	$ 364,713

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Jefferson Pilot Securities Corporation (the Company) is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent). Affiliates of the Company include Jefferson Pilot Life Insurance Company (JPL), Jefferson Pilot Financial Insurance Company (JPFIC), Jefferson Pilot Variable Corporation (JPVC) and Hampshire Funding, Inc. (Hampshire), which are also 100% owned by Jefferson-Pilot Corporation.

Allied Professional Advisors (APA), Polaris Advisory Services (PAS) and Windward Securities Corporation (WSC) are wholly-owned subsidiaries of the Company. APA and PAS provide investment advisory services through its Investment Advisory Representatives and Registered Representatives of JPSC. WSC is a subsidiary broker-dealer that provides various products and services including variable annuities, mutual funds, fee-based advisory services, and brokerage services for stock and bond transactions.

The Company has the following wholly-owned subsidiaries which are required by state laws to facilitate the payment of commissions to registered representatives: Jefferson Pilot Insurance Agency of Alabama, Inc.; Jefferson Pilot Insurance Agency of Hawaii, Inc.; JPSC Insurance Services, Inc., The Polaris Agency of KY, Inc., The Polaris Insurance Agency of Massachusetts, Inc., and The Polaris Agency of NV, Inc.

Incorporated in 1969, the Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Boston Stock Exchange. The Company has non-exclusive selling agreements with a number of mutual fund distributors, variable annuity companies, limited partnerships and fee-based advisory services. The Company also offers brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are United States-based investors.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

1. Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson Pilot Securities Corporation and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Available for Sale

Investments classified as available for sale are reported at fair value, with unrealized gains and losses, net of taxes, reported as a separate component of stockholder's equity. Purchase premiums and discounts are recognized in interest income using the interest income over the term of the security. Realized gains and losses on the sale of securities available for sale are computed based on the specific identification method.

Goodwill

Goodwill is accounted for in accordance with the Statement of Financial Accounting Standards (SFAS) No. 142 *Goodwill and Other Intangible Assets.* Goodwill was tested for impairment as of December 31, 2003 and the Company determined that there was no impairment of the carrying value of goodwill. Goodwill will continue to be tested annually for impairment.

1. Accounting Policies (continued)

Recognition of Revenue and Expense

Concession income and selling expense are recorded as earned. Fee income principally includes registered representative fees, additional dealer re-allowances, reciprocal commissions and fees for general securities trades.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Recently Issued Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirement for Guarantee, Including Indirect Guarantees of Indebtedness of Other,* which provides accounting and disclosure requirement for certain guarantees. This interpretation is effective for fiscal periods ending after December 15, 2002 with the Interpretation's initial recognition and measurement provisions being applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, the total amount of customer balances subject to such indemnification was approximately $14,579,170. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Accordingly, no liability related to this guarantee has been recorded.

2. Cash Segregated Under Federal and Other Regulations

Cash of $476,877 has been segregated in a special reserve bank account for the benefit of customers to satisfy liabilities that may result if the Company determines refunds are owed to customers as a result of not delivering all breakpoint discounts on Class A mutual funds in prior years.

3. Available-For-Sale Security

The fair value and gross unrealized gain of the security available for sale at December 31, 2003 were as follows:

	Fair Value	Gross Unrealized Gain
U.S. Treasury Bond (Maturity date 2/15/26)	$ 1,663,590	$ 165,465

4. Employee Benefit and Compensation Plans

Substantially all employees of the Company participate in a noncontributory defined benefit pension plan, a contributory defined contribution retirement plan, and postretirement life insurance and health care plans of Jefferson-Pilot Corporation.

The Pension and Retirement Plans for the employees of Jefferson-Pilot Corporation are funded through group annuity contracts with Jefferson Pilot Life Insurance Company and provide benefits based on annual compensation and years of service. Accumulated plan benefits, plan net assets and net periodic pension costs by component for the Company is not determinable.

The Company's registered representatives participate in a deferred compensation plan. The deferred compensation plan is a voluntary, non-qualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a range of fifteen investment options. JPL makes contributions to the plan and records the related income tax effects. The Company reimburses JPL for contributions made to the plan.

Substantially all of the Company's employees are eligible to participate in stock ownership and incentive plans of the Parent. The Company's proportionate share of costs related to these stock ownership and incentive plans has been included in General and Administrative.

5. Breakpoint Reserves

In March 2003, the NASD sent notices to its members directing them to perform a self-assessment for the period January 1, 2001 to December 31, 2002 to determine if refunds were owed to customers as a result of not delivering all breakpoint discounts to customers purchasing Class A shares of front-end load mutual funds. The Company performed the self-assessment, and as a result, the NASD estimated the amount of refunds owed for this period to be $323,740, all of which has been charged to earnings in the current period. The Company has recorded a receivable from agents, with an offset to commission expense, for approximately 70% of the accrued reserve balance as it plans to recapture commissions that were incorrectly paid to agents at the time of customer transactions.

Additional refunds may be owed to customers for periods prior to 2001. The Company has taken measures, such as customer mailings, in an attempt to quantify these amounts. An estimate of additional liability, if any, cannot be made and has not been recorded at this time, as the Company has not yet been made aware of additional refunds owed to customers for periods prior to 2001.

6. Contingencies

The Company is involved in pending or threatened lawsuits arising from the normal conduct of its business. The Company maintains insurance coverage as a measure to limit its risk with respect to such lawsuits. Although the results of legal actions cannot be predicted, it is the opinion of management that the resolution of such litigation will not have a material effect on the Company's ability to meet its net capital or aggregate indebtedness requirements.

7. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $10,577,853, which was $10,207,598 in excess of its required net capital of $370,255. The Company's ratio of aggregate indebtedness to net capital was .53 to 1. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by Rule 15c3-1.

8. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries at the statutory rate of 35 percent. The effective tax rate differs from the statutory tax rate due to non-deductibility of meals and entertainment expenses.

The Company had a net deferred tax liability of $81,353 at December 31, 2003 associated with an unrealized gain on an available-for-sale security, $57,913, and a deferred tax liability of $23,440 related to the investment in limited partnerships.

9. Transactions with Affiliates

The Company has a Selling Agreement with Jefferson Pilot Variable Corporation (JPVC), an affiliated broker-dealer that is also registered with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. JPVC acts as distributor for Jefferson Pilot Financial's variable life insurance policies and variable annuity contracts. Under this selling agreement, the Company is paid sales commissions relating to these products. The Company received concession of $26,672,897 and $411,412 in 2003 for its variable life and annuity sales, respectively, which are included in concession from affiliates.

As a registered broker-dealer in securities, the Company buys and sells shares of regulated investment companies for participants in Hampshire's insurance funding programs.

Substantially all general and administrative expenses are allocated to the Company by JPL in accordance with mutually agreed-upon cost allocation methods which the Company and JPL believe reflect a proportional allocation of common expenses which are commensurate for the performance of the applicable duties.

Due from affiliates represents net receivables and payables primarily related to commissions, pursuant to the Company's Selling Agreement, and general and administrative expenses payable.

The Company's registered representatives may participate in a deferred compensation plan offered by JPL.

Supplemental Information

Jefferson Pilot Securities Corporation and Subsidiaries

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital	
Total stockholder's equity	$19,560,741
Deductions and/or charges:	
Non-allowable assets:	
Goodwill	$ 7,759,339
Accounts receivable	975,297
Exchange seat deposit	4,000
Deposit held by clearing firm	50,000
Other invested assets	84,487
Total non-allowable assets	8,873,123
Excess fidelity bond deductible	9,950
Haircut on debt securities	99,815
Total deductions and haircuts	8,982,888
NET CAPITAL	$10,577,853
TOTAL AGGREGATE INDEBTEDNESS	$ 5,553,832
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 370,255
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 370,255
Excess net capital	$10,207,598
Excess net capital at 1,000 percent	$10,022,469
Ratio of aggregate indebtedness to net capital	.53 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

Jefferson Pilot Securities Corporation and Subsidiaries

Statement Regarding Rule 15c3-3

December 31, 2003

Jefferson Pilot Securities Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i and ii) of that Rule. Effective August 1, 2003, Jefferson Pilot Securities Corporation no longer executes mutual fund wire order trades for clients therefore eliminating the settling of trades through the k(2)(i) account. All customer transactions are cleared through an unaffiliated broker-dealer on a fully disclosed basis.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors on Internal Control

To the Board of Directors
Jefferson Pilot Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Jefferson Pilot Securities Corporation and Subsidiaries (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 20, 2004